Exhibit 99.1

Rezolve Ai Announces Pricing of $15 Million Registered Offering

New York, December 19, 2024 -- Rezolve Ai (NASDAQ: RZLV) (the “Company), a global leader in AI-driven retail innovation, today announced that it has entered into definitive agreements for the purchase and sale of 5,000,000 of the Company’s ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to 5,000,000 ordinary shares at a purchase price of $3.00 per share (or per pre-funded warrant in lieu thereof) and accompanying warrant in a registered offering. The warrants will have an exercise price of $3.00 per share, will be exercisable immediately upon issuance and will expire on the earlier of (i) thirty days after the volume weighted average price of the ordinary shares is at or above $6.00 for five consecutive trading days and (ii) five years from the date of issuance. The closing of the offering is expected to occur on or about December 23, 2024, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds from the offering, before deducting the placement agent’s fees and other offering expenses, are expected to be $15 million.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-283622), which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 19, 2024. The offering is being made only by means of a prospectus forming part of the effective registration statement relating to the offering. A preliminary prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus, when available, may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is a leader in AI-powered solutions for commerce and retail, focused on transforming customer engagement, streamlining transactions, and driving revenue growth. The company’s Brain Suite of products - Brain Commerce, Brain Checkout, and Brain Assistant - harness the power of AI to provide personalized, frictionless shopping experiences and improve business outcomes for retailers and brands worldwide. Partnering with industry giants like Tether, Microsoft, and Google, Rezolve is pioneering the future of commerce. For more information, visit www.rezolve.com.

Media Contact:

Rezolve Ai

Urmee Khan

Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

Investor Relations Contact:

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

Certain statements in this press release may be forward looking in nature within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These statements include, without limitation, statements regarding the offering and closing of the offering. The matters discussed in these forward-looking statements are subject to a number of risks, trends and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. You are cautioned not place undue reliance on these forward-looking statements. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.